

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 29, 2010

Henry E. Cartwright
President
Healthy Fast Food, Inc.
1075 American Pacific, Suite C
Henderson, Nevada 89074

> **Re:** **Healthy Fast Food, Inc.**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed July 14, 2010**
> **File No. 333-164096**

Dear Mr. Cartwright:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your cover page to include either bona fide prices or price ranges for each security offered.

2. As a related matter please tell us why you have not included the undertaking related to Rule 430A of the Securities Act.

Prospectus Summary, page 4

3. It is not clear to us how you plan to open four additional restaurants by "mid-2011" in addition to the 12 restaurants you plan to have opened by 2010. Please revise or advise.

Management, page 34

4. Please revise to clarify that the Management section reflects current management.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Fay M. Matsukage, Esq.
        Fax: (303) 777-3823